Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

The following is a press release issued by Fidelity National Financial, Inc. on May 10, 2017 announcing the receipt of a Private Letter Ruling from the U.S. Internal Revenue Service.

Fidelity National Financial, Inc. Announces Receipt of Private Letter Ruling Related to Tax-Free Status of Black Knight Financial Services Distribution and FNFV Exchange

Jacksonville, Fla. — (May 10, 2017) — Fidelity National Financial, Inc. (“FNFI”) today announced that it has received a Private Letter Ruling from the Internal Revenue Service related to the previously announced tax-free plan (the “Plan”) whereby (1) it intends to distribute all 83.3 million shares of Black Knight Financial Services Inc. (“Black Knight”) (NYSE:BKFS) common stock that it currently owns to FNF Group (NYSE:FNF) shareholders and (2) it intends to redeem all FNFV Group (NYSE:FNFV) tracking stock shares in exchange for shares of common stock of Cannae Holdings, Inc. (“Cannae Holdings”), a newly formed, publicly-traded company that will hold the assets of FNFV. The trading symbol ‘CNNE’ is on hold with the New York Stock Exchange. Following the distributions, FNF, Cannae Holdings and Black Knight will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV/Cannae Holdings no longer being tracking stocks.

The Plan remains subject to the filing of applicable registration statements for both the Black Knight and FNFV transactions and declaration of effectiveness by the Securities and Exchange Commission, Black Knight and FNFV shareholder approvals and other customary closing conditions. The closing of the tax-free distributions is expected in the third quarter of 2017.

“We are excited to receive this important ruling from the IRS relating to the Black Knight distribution and the FNFV exchange,” said Chairman William P. Foley, II. “We are continuing to focus on completing the necessary filings, shareholder votes and other closing conditions for both transactions. At closing, we will have a streamlined, industry-leading title insurance company in FNF, a stand-alone, more liquid Black Knight and an independent Cannae Holdings. We believe this structure will benefit the shareholders of all three separate public companies.”

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. is organized into two groups, FNF Group (NYSE: FNF) and FNFV Group (NYSE: FNFV). FNF is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services and ServiceLink Holdings. FNFV holds majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, Ceridian HCM, Inc., Digital Insurance, Inc. and Del Frisco’s Restaurant Group, Inc. More information about FNF and FNFV can be found at www.fnf.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully consummate the Plan and achieve the positive effects discussed in this press release; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, FNFV/Cannae Holdings, New BKH Corp., a newly formed indirect subsidiary of FNFI and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”) will file with the Securities and Exchange Commission (“SEC”) registration statements. New Black Knight’s registration statement will also include a proxy statement which will be sent to the Black Knight shareholders in connection with their vote required in connection with the transaction. FNF will also file a proxy statement which will be sent to the FNFV shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.

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